

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 10, 2008

Joseph A. LaSala, Jr.
Discovery Communications, LLC
One Discovery Place
Silver Spring, MD 20910

> **Re:** **Discovery Communications, Inc.**
> **Form S-4**
> **Filed June 11, 2008**
> **File No. 333-151586**

Dear Mr. LaSala:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include the financial statements of Ascent Media.

Proxy Statement/Prospectus Cover Page

2.   Please revise your combined prospectus cover page/letter to shareholders to disclose the name of the registrant and the titles and amounts of securities to be offered. Refer to Regulation S-K 501(b)(1) and (2).

Questions and Answers, page 1

3.   Throughout the proxy statement/prospectus, and where you have not done so already, please further highlight the purpose and effect of the transactions and

related matters. For example, when discussing what DHC security holders and Advance/Newhouse will receive in the merger, explain why you are issuing non-voting Series C common stock, why Advance/Newhouse is receiving convertible preferred stock rather than common stock and why Advance/Newhouse is also receiving stock options and stock appreciate rights for convertible preferred stock. Disclose the extent to which the transactions will effectively change the proportionate ownership and control of the public companies (DHC versus New Discovery) and their operating companies and affiliates (Ascent subsidiaries and Discovery Communications, LLC) by DHC security holders and Advance/Newhouse.

4.   We note that shareholders may vote through the internet. Please provide us with the passwords necessary to access the site by which shareholders can vote via the internet.

Concerning the AMC Spin-off, page 3

5.   Disclose why the Ascent Media sound businesses are not a part of the Ascent Media spin-off. Disclose that, while DHC shareholders currently own 100% of the Ascent Media sound businesses, they will only own approximately 66% of the Ascent Media sound businesses following the transactions.

Summary, page 6

6.   We note that the structure charts on page eight do not include Animal Planet, yet Advance/Newhouse will also be contributing its interest in Animal Planet to Discovery Communications, Inc. In the structure charts, or in another clear manner, explain how Animal Planet fits into the structure of the company and the transaction.

7.   Please balance the disclosure of the reasons for the transaction on page 10 by identifying the most material challenges, costs and risks associated with the transaction. Where you discuss the purposes and reasons for the transaction in more detail beginning on page 35, provide additional detail about such challenges, costs and risks and evaluate why the board of DHC determined that the positive reasons for the transaction outweighed such negative factors.

Management of New Discovery, page 11

8.   Please clarify whether the continued service of Mr. Malone and Mr. Bennett on the board of directors of New Discovery is dependent upon their election as directors of DHC at the annual meeting.

Interests of Certain Persons in the Transactions, page 11

9.   Please include here disclosure of the voting percentage of outstanding shares held by directors and officers of DHC, and their affiliates. Refer to Form S-4 Item 3(h).

10.   Briefly summarize the material interests of DHC's officers and directors in the transaction proposals.

Risk Factors, page 30

11.   Please include risk factor disclosure regarding the fact that Advance/Newhouse will have registration rights with respect to 33% of New Discovery's common equity. Address how the future sale of these shares in the market, through exercise of registration rights or otherwise, could impact the market price of New Discovery shares.

12.   If a material risk, include risk factors regarding market acceptance of the restructuring of DHC. For example, two cited reasons for the transaction are the ability to issue New Discovery equity on more favorable terms and the improved currency of New Discovery stock. Both of theses reasons seem to require market acceptance of New Discovery as an independent public company. Additionally, consider disclosure regarding the possibility that the combined value of Ascent Media and New Discovery shares could be less than the current value of DHC shares.

Information Regarding Forward-Looking Statements, page 30

13.   Please delete the reference to the Private Securities Litigation Reform Act since New Discovery is not yet a reporting issuer and this is the initial public offering of its stock.

The Transaction, page 34

Background of the Transaction, page 34

14.   Please provide more insight into the negotiations that led to the ultimate structure of the transaction. For example:

    •   Provide additional information about the reasons for the issuance of Series C stock of New Discovery, in addition to the issuance of Series A and Series B stock.

    •   Explain how the 74% to 26% allocation of voting percentage among former DHC shareholders and Advance/Newhouse (and the allocation of rights to appoint eight and three directors respectively) was determined and explain the negotiation of such voting percentage. To the extent practicable, discuss how this allocation of control compares with control of Discovery Communications Holding, LLC.

- Provide more information about the value of the sound business and the negotiation of and reasons for its exclusion from the spin-off of Ascent Media. In this regard, it appears that, as a result of excluding the sound business, Advance/Newhouse will be getting an interest in this business that it did not previously have.

These are just examples. Expand your disclosure as appropriate.

15.   Please expand the disclosure regarding the negotiations in the time period between the signing of the non-binding letter of intent in December, 2007 and the signing of the definitive transaction agreement in June, 2008. Describe any material changes that occurred in the structure of the transaction and the main issues that were being negotiated during this time period. Disclose when the parties entered into the definitive transaction documents.

Structure of the Transaction, page 35

16.   Please explain to us in your response letter why the transaction was structured to involve a newly formed issuer, New Discovery. In other words, explain the reasons for not conducting the Advance/Newhouse share exchange with the DHC entity following the Ascent Media spin-off.

Material United States Federal Income Tax Consequences of the Merger and the Spin-Off, page 40

17.   We note that the first sentence of this section refers to a summary of "certain" material U.S. federal income tax consequences. Please revise here and elsewhere in this section to clarify that this discussion summarizes all material U.S. federal income tax consequences.

18.   Disclose that, insofar as the statements in this section constitute a summary of the United States federal income tax consequences, they represent the opinion of counsel.

19.   We note that counsel has provided a short-form opinion on the material tax consequences of the transactions, which you have filed as Exhibit 8.1 to the registration statement. Since counsel intends to provide a short-form tax opinion, please revise the disclosure in the proxy statement/prospectus and have counsel revise its opinion as follows:

- Rather than discussing the tax opinions that are conditions to the transactions here and in the Summary, disclose counsel's opinion as to the material federal income tax consequences of the transactions. Move any disclosure regarding the tax opinions that are conditions to the transactions to appropriate areas of the proxy statement/prospectus discussing the conditions to the transactions and clarify, as appropriate, that the closing opinions are second or confirming opinions to the opinion you have already received.

- Counsel must present its full opinion in this section and opine on each material tax consequence. You must identify counsel who rendered the opinion and clearly state that the discussion is the named counsel's opinion. Delete all references here and in counsel's opinion to the discussion being a summary or general description.

- In the opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth therein.

- Delete or revise statements that suggest that counsel is assuming the legal conclusion underlying the opinion. In this regard, the current disclosure only describes the tax consequences assuming the merger (and share exchange) qualify as tax-free under Section 351 and assuming the spin-off qualifies as a transaction as a transaction under Sections 368(a) and 355.

- Phrase the opinion using definitive language rather using "should" when describing each of the specific tax consequences of transactions. If counsel is not able to provide "will" opinions, explain why and describe the degree of uncertainty. Include risk factor disclosure indicating counsel was not able to provide a definitive opinion and explaining the related risks.

The Transaction Agreements, page 44

Transaction Agreement, page 44

20.   In your discussion of the Advance/Newhouse contribution, you disclose that Advance/Newhouse will receive amounts of preferred shares convertible into shares equal to 33 1/3% of the various series of stock issued in the merger. Since this would seem to give Advance/Newhouse less than a 33% equity ownership in New Discovery, please revise. We note your disclosure on page one that Advance/Newhouse will receive preferred shares convertible into shares equal to one-half of the shares issued in the merger.

Representations and Warranties, page 45

21.   We note that the representations and warranties in the transaction agreement are
        "solely for the benefit of each other." Please revise to remove any potential
        implication that the referenced agreement does not constitute public disclosure
        under the federal securities laws. Additionally, we note that the representations
        and warranties are qualified by disclosure schedules and information concerning
        the subject matter of the representations and warranties may have changed since
        the date of the agreement. Please be advised that, notwithstanding the inclusion
        of a general disclaimer, you are responsible for considering whether additional
        specific disclosures of material information regarding material contractual
        provisions are required to make the statements included in the proxy
        statement/prospectus not misleading.

Conditions to the Completion of the Transaction, page 48

22.   Here and elsewhere, you mention the waiver, "if applicable," of conditions to the
        completion of the transaction. Please disclose the conditions that are waivable by
        either party. Also, disclose whether it is the intent of DHC's board of directors to
        resolicit shareholder approval of the transactions if either party waives a material
        condition. We believe that resolicitation is generally required when companies
        waive material conditions to a merger and such changes in the terms of the merger
        render the disclosure that was previously provided to shareholders materially
        misleading.

Merger Agreement, page 51

Treatment of Stock Options, page 52

23.   Provide quantitative disclosure of the hypothetical number of stock options and
        SARs that would be issued to the various individuals or class of individuals (for
        example, Mr. Bennett, directors, and others) and the exercise prices based on the
        number of such options and SARS outstanding at the most recent practicable date
        and DHC stock prices as of such date. Tabular disclosure may be helpful to
        shareholders.

24.   Please tell us the accounting impact that would result from the conversion of
        certain stock options into options and SARs and refer to your basis in the
        accounting literature. Also, tell us how you considered such conversions in your
        pro forma financial statements.

Escrow Agreement, page 54

25.   Please explain in more detail the purposes of the escrow agreement and the
        possible ways it could impact Advance/Newhouse's percentage equity ownership

of New Discovery. Consider providing a hypothetical quantitative example of the maximum escrow based on all of the currently outstanding DHC options and SARs and recent DHC stock prices.

Description of New Discovery Capital Stock, page 57

26.   Please revise or expand your disclosure of distributions on page 58 to clarify the purpose and general effect of these provisions.

Series A Convertible Preferred Stock and Series C Convertible Preferred Stock, page 59

27.   We note your disclosure elsewhere that Advance/Newhouse will have substantially the same governance rights through its ownership of New Discovery preferred stock as it had through its membership interest in Discovery Communications Holding, LLC. To the extent the various rights, powers and privileges described here differ in any material respect from Advance/Newhouse's existing governing rights, please identify and explain such differences.

Comparison of the Rights of Stockholders of DHC and New Discovery, page 69

28.   We note that differences in the rights of holders of capital stock of New Discovery and DHC arise from differences in their respective charters and bylaws. Please tell us what consideration you have given to "unbundling" certain provisions of New Discovery's charter and bylaws that differ from those of DHC. Refer to Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement, September 2004, Proxy Rules and Schedule 14A, 1S. Rule 14a-4(a)(3) available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Discovery Communications Inc. Unaudited Condensed Pro Forma Combined Financial Statements, page 76

29.   Tell us how you gave effect to DHC's assignment to Spinco of all rights and obligations of DHC under the Services Agreement with Liberty Media Corporation.

30.   Tell us and disclose why the AMC historical columns do not reconcile to the financial statements of AMC included within the Form 10 filed by Ascent Media Corporation on June 13, 2008. In this regard, we refer to the tax-related accounts.

Notes to Unaudited Condensed Pro Forma Combined Financial Statements, page 80

31.   We refer to footnote 4. Please disclose how you determined the preliminary allocation of assets and liabilities to which excess basis was allocated in

connection with the elimination of the historical investments in Discovery Communications Holding and Discovery Communication Holding's equity. Tell us why you believe your allocation is appropriate.

Management of New Discovery, page 82

Compensation Discussion and Analysis, page 85

32.   Please disclose at the beginning of this section, to the extent known, your expectations regarding the compensation objectives, decision-making procedures and components of New Discovery following the transaction and how they may be similar to or different from the Discovery compensation described in the following CD&A and tables. We note that a reason for the restructuring is to enable New Discovery to more effectively tailor employee benefit plans and improve incentives.

Process of Decisionmaking, page 86

33.   Please provide expanded disclosure about the negotiation of Mr. Zaslav's compensation amount and structure. Specifically, explain how his salary, guaranteed bonus, signing bonus and the number of his DAP awards were negotiated and how these amounts fit into your overall compensation philosophies and objectives.

34.   Please provide expanded disclosure about how the compensation of Mr. Hendricks is determined and how it will be determined going forward. For example, explain whether his DAP awards will continue to be replenished at current levels. Disclose any arrangements with Mr. Hendricks that would obligate you to compensate him in a specific manner or amount going forward. Explain how his compensation amount and structure fits into your overall compensation philosophies and objectives. We note your disclosure on page 99 that arrangements with Mr. Hendricks are currently being discussed.

Incentive Compensation Plan, page 88

35.   Please provide an assessment of the reasons for the differences in treatment among the participating named executive officers. Also provide disclosure explaining how the processes and formulas described here resulted in the calculation of the actual 2007 award for each participating named executive officer. Tabular disclosure may assist shareholders in understanding such calculations.

36.   Please confirm with disclosure, if true, that Discovery's management exercises discretion in determining adjustments to operating cash flow.

Discovery Appreciation Program, page 90

37.   Please explain how the award of 700,000 DAP units to Mr. Campbell during 2007
        was determined and how such award fits into your overall compensation
        philosophies and objectives.

38.   We note that DAP award values are based on the price of DHC's common stock.
        Since DHC common stock will cease to be publicly traded, please disclose how
        outstanding DAP awards will be valued following the consummation of the
        transaction.

Outstanding Equity Awards at Fiscal Year-End, page 97

39.   Please expand footnote (2) to disclose the timing and amount of the payments to
        be made with respect to awards listed in this column.

Potential Payments Upon Termination or Change-in-Control, page 102

40.   Please disclose the definitions of the terms, such as cause, good reason, and
        change of control, under the various plans and agreements that impact the
        potential payments disclosed in this section.

Certain Relationships and Related Transactions, page 107

41.   We note that, following the transaction, related person transactions will be
        reviewed in accordance with New Discovery's Corporate Governance Guidelines.
        Please describe those guidelines. Refer to Regulation S-K Item 404(b).

Pro Forma Security Ownership of Information of New Discovery Management, page 109

42.   Please include a pro forma security ownership table for New Discovery for
        management and beneficial owners of greater than five percent of any class of
        voting securities in accordance with Regulation S-K Item 403. Refer to Form S-4
        Item 18(a)(5)(ii). Provide footnote disclosure to explain how you have disclosed
        convertible securities and, if applicable, escrow shares.

Additional Information, page 133

Where You Can Find More Information, page 134

43.   Please incorporate by reference each report DHC filed pursuant to Section 13(a)
        or 15(d) of the Exchange Act since the end of its last fiscal year. For example, we
        note that you have not incorporated any DHC Form 8-K filings although DHC
        filed a Form 8-K on June 5, 2008. Refer to Form S-4 Item 11(a) and Item 15.

Appendix A – Information Concerning Discovery Communications Holding, LLC
Including Its Wholly Owned Subsidiary Discovery Communications, LLC

Part II – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page A-2-1

44.   We note from the risk factor on page 23 that New Discovery expects to incur
        substantial expenses throughout the current year in relation to its system of
        internal control over financial reporting. In the Overview of the MD&A, please
        provide additional insight into nature and extent of these costs and other material
        challenges New Discovery may face as a result of becoming an independent
        public company. Assess any known material trends, events or uncertainties that
        New Discovery will be facing and discuss management's expectations regarding
        how such trends, events or uncertainties could potentially impact New
        Discovery's results of operations. Discuss how management expects to address
        the general challenges associated with becoming an independent public company,
        while at the same time continuing to focus on existing material challenges such as
        the negotiations to renew distribution agreements involving a substantial portion
        of domestic subscribers and operational restructuring.

Liquidity and Capital Resources, page A-2-20

45.   We note that Discovery expects that operating cash flow, existing cash and cash
        equivalents, and borrowing capacity will be sufficient to meet its anticipated cash
        requirements for at least the next 12 months. Please provide an assessment of
        Discovery's ability to meet its long-term liquidity needs. Note that we consider
        "long-term" to be the period in excess of the next twelve months. See Section
        III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.
        Additionally, explain the extent to which the possibility of payments to
        distributors in connection with ongoing negotiation of renewal agreements
        involving substantial domestic subscribers factored into Discovery's short-term
        and long-term expectations. We note the $195 million payment to a distributor in
        2007 in connection with distribution agreement renewals.

46.   Please include the disclosure regarding market risk in accordance with Regulation
        S-K Item 305 for the Discovery business. Alternatively, confirm that no material
        market risk exists.

Discovery Communications Holding, LLC

Notes to Consolidated Financial Statements, page A-3-25

47.   We note your references to valuations performed by experts throughout your
        filing, including but not limited to, the references on pages A-3-25, A-3-33 and A-
        3-34. While you are not required to make reference to these independent

valuations, when you do you should also disclose the name of the expert(s) and include the consent(s) of the expert(s) if the references are made in a 1933 Act filing. If you decide to delete your references to the independent valuations, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuations. Similarly revise throughout your registration statement where independent third-party valuations are mentioned.

Part II. Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

48.   Please file as exhibits consents for each person named as a future director of New Discovery who has not signed the registration statement. Refer to Rule 438 under the Securities Act.

49.   Please file all remaining exhibits as soon as practicable. We will need adequate time to review them and, if necessary, comment upon your disclosure regarding them.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L. Wilm
        Baker Botts L.L.P.
        Via facsimile: (212) 259-2503